UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42869

Megan Holdings Limited

(Translation of registrant’s name into English)

B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

Megan Holdings Limited (the “Company”) is furnishing this Amendment No. 2 to amend its Report of Foreign Private Issuer on Form 6-K for the month of February 2026, which was originally furnished to the U.S. Securities and Exchange Commission on February 2, 2026 (the “Original Form 6-K”) and previously amended on February 6, 2026.

This Amendment No. 2 is being furnished to correct (i) the description of Proposal Two, which was inadvertently described in the Original Form 6-K as a resolution to appoint HTL International, LLC as the Company’s independent registered public accounting firm, rather than the special resolution to adopt a dual-class share capital structure that was actually presented to, and approved by, the shareholders; and (ii) a reference in the heading of the Original Form 6-K to the results of an “Extraordinary General Meeting of Shareholders,” which should have referred to the “Annual General Meeting of Shareholders.” The voting results reported in the Original Form 6-K are correct and remain unchanged. Except as described herein, the Original Form 6-K remains unchanged.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Annual General Meeting of Shareholders

At the annual general meeting of shareholders (the “Meeting”) of Megan Holdings Limited (the “Company”) convened at January 27, 2026, at 11:00 A.M., local time (January 26, 2026, at 10:00 P.M., Eastern Time), at B-01-07, Gateway Corporate Suites, Gateway Kiaramas, No. 1, Jalan Desa Kiara, 50480 Mont Kiara, Kuala Lumpur, Malaysia, the shareholders of the Company adopted resolutions approving all of the six proposals considered at the Meeting. A total of 10,849,126 votes, representing 66.76% of the votes exercisable, represented by 10,849,126 ordinary shares, par value $0.0001 per share of the Company, each of which is entitled to one (1) vote per share, as of January 2, 2026, the record date, were present in person or by proxy at the Meeting. All matters voted on at the meeting were approved. The results of the votes were as follows:

1. Proposal One – Appointment of SFAI

Resolution(s)	For	Against	Abstain
Proposal One: by an ordinary resolution, to approve the appointment of SFAI MALAYSIA PLT as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2025.	10,847,120	2,005	1

2. Proposal Two – Adoption of Dual Class Structure

Resolution(s)	For	Against	Abstain
Proposal Two: By a special resolution, to adopt a dual-class share capital structure (the “Adoption of Dual Class Share Structure”), such that: (i) the Company’s share capital will be divided into Class A Ordinary Shares (as defined below) and Class B Ordinary Shares (as defined below); and (ii) each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of the Company.	10,846,238	2,873	15

3. Proposal Three – Change of Share Capital

Resolution(s)	For	Against	Abstain
Proposal Three: by a special resolution, to change the authorized share capital of the Company from US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each to US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each, comprising (a) 450,000,000 class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”) and (b) 50,000,000 class B ordinary shares of a par value of US$0.0001 each (the “Class B Ordinary Shares”).	10,846,073	2,764	289

4. Proposal Four – Share Redesignation

Resolution(s)	For	Against	Abstain
Proposal four: by a special resolution, to redesignate the shares of the Company in the following manner (the “Share Redesignations”): (i) the 10,845,000 issued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company registered in the name of Star Sprite Limited be redesignated as 5,845,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares, having the rights and subject to the restrictions set out in the Second Amended and Restated M&A (as defined below); (ii) the remaining 5,405,000 issued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company registered in the names of various shareholders be redesignated as 5,405,000 Class A Ordinary Shares, having the rights and subject to the restrictions set out in the Second Amended and Restated M&A; (iii) the 438,750,000 authorised but unissued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company be redesignated as 438,750,000 Class A Ordinary Shares, having the rights and subject to the restrictions set out in the Second Amended and Restated M&A; and (iv) the 45,000,000 authorized but unissued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company be redesignated as 45,000,000 Class B Ordinary Shares, having the rights and subject to the restrictions set out in the Second Amended and Restated M&A.	10,846,335	2,764	27

5. Proposal Five – Adoption of the Second Amended and Restated M&A

Resolution(s)	For	Against	Abstain
Proposal Five: by a special resolution, to approve that the second amended and restated memorandum and articles of association of the Company (the “Second Amended and Restated M&A”) be adopted in substitution for and to the exclusion of the amended and restated memorandum and articles of association of the Company currently in effect, to reflect, among others, the Adoption of Dual Class Share Structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.	10,846,335	2,764	27

6. Proposal Six – Adjournment

Resolution(s)	For	Against	Abstain
Proposal Six: by an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Five.	10,846,344	2,781	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Megan Holdings Limited

By:	/s/ Hoo Wei Sern
Name:	Hoo Wei Sern
Title:	Executive Chairman, Chief Executive Officer and Executive Director

Date: July 17, 2026

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